Jeff Long
December 23, 2010

        [INVESCO ADVISERS]

                                December 23, 2010

Via EDGAR

Jeff Long
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series) (File No. 333-170590)
AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 333-170583)
AIM Investment Funds (Invesco Investment Funds) (File No. 333-170585)
AIM Sector Funds (Invesco Sector Funds) (File No. 333-170592)

Dear Mr. Long:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on November 30, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed on November 12, 2010, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Jeff Long
December 23, 2010

General comments to the N-14s

1.           Comment:  In the fee tables, performance table and capitalization table, state the name of the Target and Acquiring Funds.

Response:  The requested revisions will be made.

2.           Comment:  In the capitalization tables, please explain why the pro forma adjustments include adjustments for the Target Fund(s)’ reorganization costs but not the Acquiring Funds’ reorganization costs.

Response:  The Registrants analyzed for each Acquiring Fund that did not have an effective expense cap in place and that would actually bear reorganization costs whether such costs would be de minimis and concluded that in all cases the costs were de minimis and did not require an adjustment to the capitalization table.

Specific comment to the Invesco Van Kampen Harbor Fund’s Proxy Statement/Prospectus

3.           Comment:  The fee table indicates that the expense cap for the Acquiring Fund’s Institutional Class shares is six basis points higher than the Target Fund’s Institutional Class expense ratio of 80 basis points.  Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.

Response:  The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.

Specific comments to the Invesco Global Advantage Fund’s Proxy Statement/Prospectus

4.           Comment:  Explain why certain expense ratios for the Global Advantage Fund were revised to be higher in the October 29, 2010 prospectus supplement, as reflected in the N-14, compared to the expense ratios in the prospectus dated September 24, 2010.

Response:  In further analyzing this transaction, Invesco has determined that the October 29, 2010 prospectus supplement to reflect higher expense ratios for the Invesco Global Advantage Fund was not needed and, in fact, the expense ratios reflected in the Global Advantage Fund’s September 24, 2010 prospectus were accurate.  A supplement to the Invesco Global Advantage Fund was filed on December 22, 2010 to restate the fee table accordingly.  The fee table and expense example information for the Global Advantage Fund in the N-14 will be revised to match the Global Advantage Fund’s current prospectus as supplemented on December 22, 2010.

Jeff Long
December 23, 2010

5.           Comment:  In the fee table, the Acquiring Fund pro forma total expense ratio for each share class are three basis points higher than the corresponding total expense ratio of the Target Fund share classes.  Ensure that disclosure elsewhere in the proxy statement/prospectus does not indicate that expense caps will be set at the level of the Target Fund’s current expense ratio or lower.

Response:  The Registrant has reviewed the disclosure in the proxy statement/prospectus and the accompanying “Dear Shareholder” letter regarding expense caps and has revised the disclosure as necessary to comply with this comment.

Specific comments to the AIM Sector Funds (Invesco Sector Funds) N-14

6.           Comment:  Provide supplemental accounting and performance survivor analysis described in the North American Security Trust no-action letter in connection with usage of the Invesco Van Kampen Value Opportunities Fund (acquiring fund) as the accounting and performance survivor of the Invesco Basic Value Fund (target fund).

Response:  As requested, supplemental information requested was provided via email on December 2, 2010.

7.           Comment:  In the narrative pro forma financial information included in the Statement of Additional Information, disclose the estimated dollar amount of any gain or loss expected to be realized from repositioning the Invesco Small-Mid Special Value Fund in connection with the reorganization as of the date of the balance sheet.

Response: The requested disclosure will be added.

Specific comments to the Invesco Commodities Strategy Fund’s Proxy Statement/Prospectus

8.           Comment:  Provide supplemental accounting and performance survivor analysis described in the North American Security Trust no-action letter in connection with usage of the Invesco Balanced-Risk Commodity Strategy Fund (acquiring fund) as the accounting and performance survivor of the Invesco Commodities Strategy Fund (target fund).

Response:  Following discussions with the Staff, Invesco has determined not to proceed with this reorganization at this time and will be filing a pre-effective amendment to remove this reorganization from the registration statement.

Jeff Long
December 23, 2010

9.           Comment:  Include in the Proxy Statement/Prospectus the capitalization table for the reorganization noted in Comment 9.

Response: The capitalization table will be added in a post effective amendment to the Registration Statement.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-4354 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Sheri Morris
Sheri Morris
Treasurer, Invesco Family of Funds